UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026.
____________________________________
Commission File Number: 001-40627
SOPHiA GENETICS SA
(Exact name of registrant as specified in its charter)
La Pièce 12
CH-1180 Rolle
Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

SIGNATURE
SOPHiA GENETICS SA (the “Company”) provided to its shareholders an invitation to the Company’s annual general meeting of shareholders. The annual general meeting of shareholders is expected to take place on June 18, 2026 at 8:00 a.m. EDT / 2:00 p.m. CEST at the Company’s office at La Pièce 12, 1180 Rolle/VD, Switzerland.

SOPHiA GENETICS SA
Date:	May 8, 2025

		By:	/s/ Daan van Well
		Name:	Daan van Well
		Title:	Chief Legal and Regulatory Officer
EXHIBIT INDEX

Exhibit No.	Description
99.1	Invitation to the Annual General Meeting 2026
99.2	Shareholder Annual General Meeting Notice 2026
99.3	Annual General Meeting Proxy Card (Broker) 2026
99.4	Annual General Meeting Proxy Card (Common Shareholder) 2026